EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2011

(In thousands)

Earnings
Net income before minority interest	$30,678
Equity earnings	(4,196)
Income distribution from equity investees	3,327
Minority interest in pretax income	(1,546)
Amortization of capitalized interest	257
Interest capitalized	(92)
Federal and state income taxes	18,313
Fixed charges	10,581
Total Earnings as Defined	$57,322

Fixed Charges
Interest expense on long-term debt and other	$9,538
Interest on rentals*	527
Amortization of debt issuance costs	341
AFUDC - borrowed funds	83
Capitalized interest	92
Total Fixed Charges	$10,581

Ratio of Earnings to Fixed Charges	5.42X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.